Scott E. Bartel
Direct Dial: (916) 930-2513
E-mail: scott.bartel@bullivant.com
July 10, 2007
Via EDGAR and Federal Express
Ms. Anne Nguyen Parker and Ms. Carmen Moncada-Terry
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Golden Phoenix Minerals, Inc. Schedule 14A Filed May 30, 2007 File No. 000-22905
Dear Ms. Parker and Ms. Moncada-Terry:
          On behalf of Golden Phoenix Minerals, Inc. (the “Company”), we are filing this amendment No. 1 (“Amendment”) to the Company’s Schedule 14A originally filed with the Commission on May 30, 2007 (“Preliminary Proxy”). This Amendment is being filed in response to the Staff’s comment letter dated June 20, 2007 (“Staff’s June 20, 2007 Letter”) and to update other information. We are including a courtesy marked copy of the Amendment indicating the changes made thereon from the initial filing. Each of our responses in this letter will be provided in the order of the comments raised by the Staff’s June 20, 2007 Letter.
General
1.	We refer you to Rule 14a-4(a)(3), which requires that the form of proxy identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters. We note that the approval of proposal 3 and 4 will result in the approval of several matters. Proposal 3 seeks the approval of the reincorporation from Minnesota to Nevada and of the new articles of incorporation, which provide for the increase of the authorized capital from 200,000,000 shares to 450,000,000 shares, the establishment of a classified board of directors with staggered terms, and the reduction of the number of outstanding shares required for a quorum. Proposal 4 seeks the approval of similar items, except for the approval of the reincorporation from Minnesota to Nevada. Consistent with Rule 14a-4(a)(3), please revise the proposals to separately discuss the actions proposed by each proposal. Discuss the actions under separate captions and revise the proxy card accordingly. If you believe this is not necessary, please provide us with analysis explaining why you are not required to unbundle the proposals.
          In response to the Staff’s comments, the Company has revised its Preliminary Proxy to separately discuss the actions proposed by each proposal in accordance with Rule 14a-4(a)(3). For example, Proposal 3 beginning on page 15 of the Amendment now approves the reincorporation from Minnesota to Nevada, Proposal 4 beginning on page 29 of the Amendment approves an amendment to the Company’s Articles of Incorporation to change the Company’s capital stock, Proposal 5 beginning on page 33 of the Amendment approves an amendment to the Company’s Articles of Incorporation to establish a classified

Board of Directors, and Proposal 6 beginning on page 35 of the Amendment approves an amendment to the Company’s Articles of Incorporation to reduce the required number of outstanding shares to constitute a quorum.
2.	Please discuss in some detail the reasons for seeking shareholder approval to establish a classified board and to reduce the number of outstanding shares required for a quorum. Also state whether board vacancies that occur during the year may be filled by the board of directors to serve until the next annual meeting or may be filled for the reminder of the full term. Refer to Item 19 of Schedule 14A.
          In response to the Staff’s Comments, the disclosure has been expanded to the extent material, to include the reasons for seeking shareholder approval to establish a classified board and to reduce the number of outstanding shares required for a quorum. The expanded disclosure regarding the classified board may be found at pages 33-34 of the Amendment under a separate Proposal 5. Among other things, the Amendment states that the Company is proposing Proposal 5 in order to ensure the stability of the Board of Directors and the continuity in the management of the Company’s affairs.
          Furthermore, the Amendment states that board vacancies that occur during the year may be filled by the remaining directors to serve until the next election of the class for which he or she has been chosen and until their respective successor has been elected and qualified. This disclosure may be found at page 33 of the Amendment.
          The expanded disclosure regarding the change in quorum requirements may be found at page 35 of the Amendment under a separate Proposal 6. The Amendment states that the Company supports Proposal 6 in order to reduce the likelihood that a quorum will not be obtained at future shareholder meetings and thereby reduce the potential for delays of important corporate decisions and the added expense accompanying the re-solicitation of proxies.
3.	Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of having a classified board and reducing the quorum requirements to one-third of the outstanding shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.
          The Amendment has been revised in response to the Staff’s comment to further discuss the anti-takeover effects of a classified board on page 33 including a discussion of the fact that that a classified board may make it more difficult for shareholders to change the majority of directors.
          We do not believe the change in the quorum requirement has an anti takeover effect. In response to the Staff’s comment however, the Board’s position and a discussion of potential anti-takeover effects related to the change and easier adoption of anti-takeover devices is included on page 35 of the Amendment.
          The Amendment also discloses other anti-takeover mechanisms that may be present in our governing documents and whether there are any plans to adopt other provisions with anti-takeover consequences. The expanded disclosure may be found at page 31-32 of the Amendment.
4.	We note that you are seeking to increase the number of authorized of common stock and preferred stock. Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock and preferred stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.
          In response to the Staff’s comment, the Amendment now states that we do not have any plans, arrangements or understandings to issue any of the newly available authorized shares of common stock and preferred stock for any purpose, including future acquisitions and/or financings. We have also included a disclosure of the terms of the Company’s Production Agreement with Crestview Capital Master, LLC (“Production Agreement”) on page 29-30 of the Amendment. We note that the Production Agreement is not a present plan, arrangement or understanding, but rather an existing agreement that the Company had entered into prior to the filing of the Preliminary Proxy and that the conversion is not an option that the Company may exercise, but rather one that the Holders (as defined in the Production Agreement) of the Production Payment may exercise at their discretion. To the extent that such conversion may effect the shareholder rights, the Amendment discloses the rate at which the Production Payment may be converted into shares of the Company’s common stock.
Proposal 3 — Reincorporation of the Company into Nevada and Approval of Nevada Articles of Incorporation
Comparison of Shareholder Rights
1.	To facilitate the comparison of rights, please provide the comparative information in tabular form. Ensure that the table includes a comparative discussion of all relevant laws or provisions.
The Company has revised its proxy statement Proposal 3 in response to the Staff’s comment. The Amendment provides the comparison of shareholder rights information in tabular form and includes a comparative discussion of all relevant laws and provisions. Please see pages 18-27 of the Amendment.
Closing Comments
          We hope that the foregoing addresses all of the Staff’s comments contained in its letter of June 20, 2007. Because it is important that the Company mail the proxy statement to its shareholders as soon as possible, the Staff’s prompt response would be greatly appreciated.

Very truly yours,
/s/ Scott E. Bartel
Scott E. Bartel

SEB: dp
Enclosures
          cc:      David A. Caldwell, Golden Phoenix Minerals, Inc.